SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           THERMO ELECTRON CORPORATION
                            (Name of Subject Company)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

          Units, Each Consisting of a Fractional Share of Common Stock,
               $1.00 Par Value per Share, and One Redemption Right
                         (Title of Class of Securities)

                                   883624 20 7
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Megan N. Gates, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE

Transaction Valuation: Filing relates solely to preliminary communications made before the commencement of a tender offer.
Amount of Filing Fee: None.
---------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:              Not applicable
        Form or Registration No.:            Not applicable
        Filing Party:                        Not applicable
        Date Filed:                          Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [X] going-private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Notice of Commencement of Redemption Period:

                 NOTICE OF COMMENCEMENT OF REDEMPTION PERIOD

   UNITS ORIGINALLY ISSUED BY THERMOLASE CORPORATION AND ASSUMED BY THERMO
                              ELECTRON CORPORATION

TO THE HOLDERS OF UNITS CONSISTING OF REDEMPTION RIGHTS AND COMMON STOCK, ORIGINALLY ISSUED BY THERMOLASE CORPORATION:

      Thermo Electron Corporation ("Thermo Electron") hereby notifies record holders of the Units originally issued by ThermoLase Corporation ("ThermoLase") on April 3, 1997, that a Redemption Period with respect to the Units will commence on April 3, 2001 and continue until 5:00 p.m., New York City time, on April 30, 2001. The obligations of ThermoLase under the Units were assumed by Thermo Electron in connection with the merger of ThermoLase with Thermo Electron, which was effected on August 14, 2000, pursuant to an Agreement and Plan of Merger by and among Thermo Electron, ThermoLase and ThermoLase Acquisition Corporation dated as of December 14, 1999.

      During the Redemption Period, holders of Units may require Thermo Electron to redeem the Units for an amount of cash equal to $20.25 per Unit.

      Once the Redemption Period commences, holders of Units may surrender them for redemption at the offices of the transfer agent for the Units, American Stock Transfer & Trust Company, at the following address: 40 Wall Street, 46th Floor, New York, New York 10005, Attention: Reorganization Department.

      Pursuant to the terms of the Units, upon the expiration of the Redemption Period at 5:00 p.m., New York City time, on April 30, 2001, holders of Units who have not presented the Units for redemption will thereafter be entitled to receive 0.132 of a share of Thermo Electron common stock, $1.00 par value per share (the "Thermo Electron Common Stock") for each Unit that is not surrendered for redemption, and the redemption right applicable to such fractional share will cease to exist. As of March 1, 2001, based on the closing price per share of the Thermo Electron Common Stock on the New York Stock Exchange of $27.90, this fraction (0.132) of a share of Thermo Electron Common Stock was worth $3.68.

As of March 2, 2001, there are 379,873 Units outstanding.

Thermo Electron Corporation,
as successor to ThermoLase Corporation

Date: March 2, 2001

The Redemption Period described in this notice has not commenced. Holders of Units may not tender them to the Company prior to the commencement of the Redemption Period on April 3, 2001. Prior to the commencement of the Redemption Period, we will file a Schedule TO with the Securities and Exchange Commission. You should read the Schedule TO when it becomes available because it will contain important information regarding your rights under the Units. We will send record holders a copy of the Schedule TO. In addition, once it is filed with the Commission, you can obtain without charge the Schedule TO from Thermo Electron's Investor Relations Department by calling 781-622-1111 or at the Commission's web site at http:www.sec.gov.